UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Restated Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October (el Texto Refundido de la Ley del Mercado de Valores, aprobado por el Real Decreto Legislativo 4/2015, de 23 de octubre), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material fact (Hecho relevante)

The Company announces that, in the framework of the negotiations, it is maintaining, with a group of its creditors comprised of banks and holders of bonds issued by the Abengoa group, for the restructuring of its indebtedness and its recapitalization in line with the grounds of an agreement that was announced on 10 March 2016 (relevant fact number 236094), on 21 March 2016, Abengoa Concessions Investments Limited (“ACI”), a subsidiary of the Company, entered into a Secured Term Facility Agreement (the “Facility Agreement”) among, inter alia, the lenders as describe below (the “Lenders”) and the agent appointed thereunder (the “Agent”), pursuant to which it is entitled to borrow up to EUR 137,094,751.30 (the “Loan Amount”) and is required to enter into related security documents (collectively, the “Loan Documents”).

As of the date of the Facility Agreement, the Lenders are 683 Capital Partners, LP, Arvo Investment Holdings S.à r.l., CCP Credit Acquisition Holdings Luxco S.à r.l., Company No. 2 Pty Ltd, Lajedosa Investments S.à r.l., Potter Netherlands Coöperatief U.A., SPV Capital Funding Luxembourg S.à r.l., certain funds managed by Attestor Capital LLP and certain funds managed by OHA (UK) LLP and/or Oak Hill Advisors, L.P.

The Facility Agreement will be used for the general corporate and working capital purposes of the Company and its subsidiaries (the “Group”).

Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their right to require ACI to repay all or part of the Loan Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares (as described below under “Security”) in accordance with the Loan Documents.

Maturity

The loan will mature on 23 September 2016 or (if maturity for the September Facility and the December Facility is extended to at least the same date) 12 months after the utilisation date.

Interest

Loans under the Facility Agreement will initially bear interest at a rate per annum equal to the aggregate of EURIBOR plus 14.5% (on a payment in kind basis). Default interest will be payable at a rate of 5% above the interest rate.

Fees

In certain circumstances, a make-whole amount, a restructuring fee and/or a rollover fee may become payable under the Facility Agreement.

Guarantees

Abengoa and the following subsidiaries will each provide a guarantee of all amounts payable to the finance parties under the Facility Agreement as of its date: Abeima Teyma Zapotillo S. De R.L. de C.V., Abeinsa Asset Management, S.A., Abeinsa Inversiones Latam, Abeinsa, Ingeniería y Construcción Industrial, S.A., Abencor Suministros, S.A., Abener Energía, S.A., Abengoa Bioenergía, S.A., Abeinsa Infraestructuras Medio Ambiente, S.A., Abengoa Bioenergy Trading Europe B.V., Abengoa Concessions, S.L., Abengoa Solar España, S.A., Abengoa Solar New Technologies, S.A., Abengoa Solar, S.A., Abentel Telecomunicaciones, S.A., ASA Desulfuración, S.A., Bioetanol Galicia, S.A., Ecoagrícola, S.A., Europea De Construcciones Metálicas, S.A., Instalaciones Inabensa, S.A., Negocios Industriales y Comerciales, S.A., Siema Technologies, S.L., Teyma Gestion De Contratos de Construcción E Ingeniería, S.A., Nicsamex, S.A. de C.V., Construcciones Metálicas Mexicanas Comemsa, S.A. de C.V., Centro Morelos 264, S.A. de C.V., Abengoa México, S.A. de C.V., Abengoa Water, S.L., Teyma Internacional, S.A. and Teyma Uruguay Zf, S.A.

Security

Under the terms of the Loan Documents, ACI will pledge and grant a security interest in 14,327,124 ordinary shares of Atlántica Yield plc (formerly Abengoa Yield plc) held by it (the “Pledged Shares”), in favour of the Lenders as security for the Loan Amount and its obligations under the Loan Documents.

Financial covenants

The Facility Agreement will require compliance with certain financial covenants consisting of (i) an initial loan to value ratio of 60% and (ii) maintaining a loan to value ratio of not more than 80%.

Related amendments to other facilities

In relation to the Pledged Shares that were previously the subject of security interests in favour of the lenders under either (i) the loan agreement granted to the Company in 23 September 2015 (the “September Facility”) or (ii) the loan agreement entered into in 24 December 2015 (the “December Facility”):

•                  the lenders under (i) the September Facility will release all of the Pledged Shares that are pledged as security for such financing and (ii) the December Facility will release a certain number of the Pledged Shares that are pledged as security for such financing. ACI will pledge and grant a second ranking pledge in respect of the Pledged Shares and the remaining shares securing the December Facility in favour of the lenders under the September Facility; and

•                  in connection with the granting of such releases, the September Facility and the December Facility will be amended to align certain provisions relating to the interest, the restructuring and rollover fees, the loan to value financial covenants, the maturity and the disposal covenants with those in the Loan Documents.

Governing law and enforcement

The Facility Agreement is governed by English law and the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection therewith.

Seville, 22 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 22 March, 2016	By:	/s/ Joaquín Fernández de Pierola
	Name:	Joaquín Fernández de Pierola
	Title:	CEO